UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP APPOINTS PIERRE BOUCHUT AS EVP AND NEW CHIEF FINANCIAL OFFICER

BRUSSELS, Belgium, March 8, 2012 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, is pleased to announce that Pierre Bouchut will join the Company on March 19, 2012 as its new Chief Financial Officer responsible for Finance, Strategy and M&A. Pierre Bouchut will be a member of the Group’s Executive Committee.

Pierre Bouchut comes to Delhaize Group with an impressive track record in general management and finance positions with prominent international companies such as Carrefour, Schneider and Casino.

“We are delighted to welcome Pierre Bouchut to our Company and its Executive Committee”, says Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “In addition to his strong financial background and expertise, Pierre Bouchut has built a very rich experience spanning the almost full spectrum of the food retail business, from operational to general management, in a highly international environment. The experience Pierre gained in emerging markets and in areas such as multi-format retailing including discount formats, integration of acquisitions, procurement, centralization of supply chain, to name a few, is of particular relevance to our growth ambitions and further drive the efficiency of the group in accordance with our New Game Plan.”

Pierre Bouchut said: “I have a great deal of respect for Delhaize Group, an experienced and disciplined food retailer. I am really looking forward to joining the company where, along with my new colleagues, I will focus on the New Game Plan’s priority of accelerating revenue growth and on enhancing shareholder value.”

Pierre Bouchut, 56, was most recently Executive Director Growth Markets of Carrefour, overlooking operations in Latin America (Brazil, Columbia and Argentina) and in Turkey, India, Indonesia and Malaysia. Pierre Bouchut was also overlooking Carrefour Personal Financial Services operations worldwide. He joined Carrefour in 2009 as Chief Financial Officer, in charge of Finance, IT, Legal affairs and Personal Financial Services operations.

Between 1990 and 2005, Pierre was with Group Casino, where he successively held the positions of Chief Financial Officer, Managing Director and CEO responsible for both the French and international operations (USA, Poland, the Netherlands, Taiwan, Brazil, Argentina, Columbia and Venezuela).

Between 2005 and 2009, Pierre Bouchut served with Schneider Group as CFO, developing numerous initiatives in the field of structured finance, risk management and external growth.

In his earlier career, Pierre Bouchut worked amongst others with Citibank and Bankers Trust as well as with McKinsey and Company.

Pierre is graduated from HEC and holds a Master Degree in Applied Economics from Paris Dauphine University.

Pierre Bouchut succeeds Stéfan Descheemaker, who was appointed CEO of Delhaize Europe on January 1, 2012.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of 2011, Delhaize Group’s sales network consisted of 3 408 stores. In 2011, Delhaize Group posted EUR 21.1 billion (USD 29.4 billion) in revenues and EUR 475 million (USD 661 million) in net profit (Group share). At the end of 2011, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Chris Farrell: + 32 2 412 75 71

Aurélie Bultynck: +32 2 412 83 61

Steven Vandenbroeke (media): + 32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 8250 (ext. 2529)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 12, 2012	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President